October 8, 2019

Via EDGAR Submission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Michael Clampitt
Christopher Dunham Michael Henderson Cara Lubit

Re:	HBT Financial, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Originally filed September 13, 2019
File Number 333-233747

Ladies and Gentlemen:

HBT Financial, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-233747, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on Thursday, October 10, 2019 or as soon thereafter as practicable.

Please contact Elisabeth M. Martin of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-3055, as soon as the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

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Sincerely,

HBT FINANCIAL, INC.

By:	/s/ Fred L. Drake
Name:	Fred L. Drake
Title:	Chairman and Chief Executive Officer

[Signature Page to Acceleration Request]